Filed by Magnum Hunter Resources, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 of the Securities Act of 1934

                                            Subject Company:  Prize Energy Corp.
                                                             File No.: 333-76774





    As we announced in a press release dated February 28, 2002, Magnum Hunter Resources, Inc. plans to offer approximately $250 million of senior unsecured notes due 2012 in a private placement (Rule 144A offering) exempt from the registration requirements of the Securities Act of 1933, as amended. The offering of the senior notes, which is subject to market and other conditions, will be made within the United States only to qualified institutional buyers and outside the United States to non-U.S. investors. The senior notes have not been, and will not initially be, registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This report shall not constitute an offer to sell or a solicitation of an offer to buy the senior notes.

     The preliminary offering memorandum we are using in connection with the note offering contains certain information that has not been publicly reported previously. We have elected to provide for informational purposes excerpts from the preliminary offering memorandum and certain other information.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This report includes forward-looking statements which are subject to risks and uncertainties. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward- looking statements. These include such matters as benefits, effects or results of the Prize merger; cost reductions, operating efficiencies or synergies and the integration of operations in connection with acquisitions; market conditions, expansion and other development trends in the oil and gas industry; business strategies; expansion and growth of operations after the Prize merger; and future operating results and financial condition after the Prize merger. Statements and calculations concerning oil and gas reserves and their present value also may be deemed to be forward-looking statements in that they reflect the determination, based on estimates and assumptions, that oil and gas reserves may be profitably exploited in the future.

     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including general economic and business conditions; prices of oil and gas and industry expectations about future prices; the business opportunities, or lack of opportunities, that may be presented to and pursued by Magnum Hunter after the Prize merger; the ability to integrate the operations of Prize; and changes in laws or regulations.

     Certain of these factors are in addition to the risks described in the "Risk Factors" sections and other portions of the filings we have made with the SEC and described in the excerpts from the preliminary offering memorandum included in this report. Most of these factors are beyond our control. We caution you that forward- looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

            THE FOLLOWING IS A PRESS RELEASE DATED FEBRUARY 28, 2002
                    ISSUED BY MAGNUM HUNTER RESOURCES, INC.


Magnum Hunter Resources, Inc.
600 E. Las Colinas Blvd., Suite 1100, Irving, TX 75039
Phone (972) 401-0752 Fax (972) 401-3110
Internet Address: http://www.magnumhunter.com
                  ---------------------------


                                                          FOR IMMEDIATE RELEASE
American Stock Exchange
 Common   -   MHR
 Bonds    -   MHR.B

-------------------------------------------------------------------------------

                             MAGNUM HUNTER ANNOUNCES
                  $250 MILLION OFFERING OF 10 YEAR SENIOR NOTES


     Irving, Texas, February 28, 2002, Magnum Hunter Resources, Inc. ("Magnum Hunter") announced today that it intends to raise approximately $250 million through a private placement (Rule 144A offering) of senior unsecured notes due 2012 ("Senior Notes"). The offering of the Senior Notes, which are subject to market availability as well as other conditions, will be made by means of an offering memorandum within the United States only to qualified institutional buyers and outside the United States to non-U.S. investors.

     Magnum Hunter intends to use the net proceeds of the Senior Notes offering, together with the proceeds to be received under its new fully underwritten $500 million Senior Bank Credit Facility, (see February 15, 2002 press release) to
(i) refinance the outstanding indebtedness under the respective existing senior credit facilities of both Magnum Hunter and Prize Energy Corporation (AMEX:
PRZ), (ii) to fund the cash component of the consideration in Magnum Hunter's merger with Prize Energy Corporation and (iii) to pay costs and fees associated with the merger. Consummation of the Senior Notes offering is conditioned upon completion of the merger with Prize Energy and the closing of the new Senior Bank Credit Facility anticipated to be on or about March 15, 2002.

     The Senior Notes have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy the notes and is issued pursuant to Rule 135c of the Securities Act.

                                       ###

     Magnum Hunter Resources, Inc. is one of the nation's fastest growing independent exploration and development companies engaged in three principal activities: I the exploration, development and production of crude oil, condensate and natural gas; I the gathering, transmission and marketing of natural gas; and -D the managing and operating of producing oil and natural gas properties for interest owners.

     The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Magnum Hunter Resources, Inc.'s business and prospects, are subject to a number of risks, including volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund its operations, environmental risks, drilling and operating risks, risks related to exploration and development drilling, uncertainties about estimates of reserves, competition, government regulation, and the ability of the Company to implement its business strategy. These and other risk are described in the Company's reports that are available from the SEC.


             FOR FURTHER INFORMATION CONTACT: MICHAEL P. MCINERNEY,
                        INVESTOR RELATIONS (972) 401-0752

         THE FOLLOWING ARE EXCERPTS FROM PRELIMINARY OFFERING MEMORANDUM
                              AND OTHER INFORMATION

     NOTE: Unless the context requires otherwise, the terms "we", "us" and "our" (or similar terms) and "Magnum Hunter" mean Old Magnum Hunter and Prize on a combined basis after giving effect to the Prize merger. For purposes herein, unless the context requires otherwise, "Old Magnum Hunter" means Magnum Hunter Resources, Inc. and its consolidated subsidiaries, and "Prize" means Prize Energy Corp. and its consolidated subsidiaries, in each case without giving effect to Old Magnum Hunter's merger with Prize.

     1. Old Magnum Hunter has used, and we will use, the full cost method of accounting for our investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas proved reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the PV-10 of estimated future net cash flow from proved reserves of oil and gas, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil or gas prices subsequently increase. Old Magnum Hunter's capitalized costs exceeded the PV-10 limitation utilizing prices in effect at September 30, 2001 by $81.5 million. However, no write-down for impairment of oil and properties was required as a result of the increase in oil and natural gas prices subsequent to September 30, 2001 and prior to the company's release of third quarter financial results. As occurred in 1998, the latter part of the year 2001 marked a period of severe declines in oil and gas prices. At December 31, 2000, NYMEX prices were $26.80 per Bbl for oil and $9.78 per Mcf for gas. At December 31, 2001, NYMEX prices were $19.78 per Bbl for oil (a decline of 26% from year-end 2000) and $2.72 per Mcf for gas (a decline of 72% from year-end 2000). While Old Magnum Hunter may be required to record an impairment for 2001 when it ultimately reports 2001 financial results, we cannot yet determine whether such a charge will be required. The non-cash impairment of Old Magnum Hunter's full cost pool is not anticipated to exceed approximately $75 million based on our internal estimates and on oil and natural gas prices subsequent to December 31, 2001. If this maximum impairment is ultimately recorded, Old Magnum Hunter would record a net loss on its financial statements for 2001. Should commodity prices rise before it reports fiscal 2001 financial results, Old Magnum Hunter may record a smaller impairment or none at all, depending on the extent of such an increase, if any. Factors that could cause our internal estimate of the maximum charge for 2001 to differ from the actual amount include commodity prices, volumes and capital costs.

     2. We anticipate that the combined company's capital expenditure budget for 2002 will be approximately $115.0 million, of which approximately $61.0 million is allocated for lower-risk onshore exploitation and development projects, approximately $12.0 milllion is allocated for offshore infrastructure and development projects and approximately $42.0 million is allocated for offshore exploration projects.

     3. The following table sets forth as of September 30, 2001 the capitalization on a consolidated basis (i) of Old Magnum Hunter and Prize on an actual basis and (ii) of Magnum Hunter giving pro forma effect to the Prize merger, as adjusted to give effect to this offering, borrowings under our new credit facility and the application of the estimated net proceeds as described under "Use of Proceeds." The table should be read in conjunction with the financial statements and related notes included in this offering memorandum or incorporated by reference.


                                                                      As of September 30, 2001
                                                           Old Magnum                           Pro Forma
                                                             Hunter             Prize          As Adjusted
                                                        ----------------  ----------------  --------------
                                                                           (in thousands)

Cash and cash equivalents.............................. $         3,808   $         5,150   $         8,230
                                                        ===============   ===============   ===============
Long-term debt (including current maturities):
   New revolving credit facility (1)...................             -                 -             198,095
   Existing credit facility of Old Magnum Hunter (1)...         136,576              n/a                -
   Existing credit facility of Prize (1)...............            n/a            250,819               -
   Notes offered hereby................................             -                 -             250,000
   10% Senior Notes due 2007...........................         129,500              n/a            129,500
                                                        ---------------   ----------------  ---------------
      Total long-term debt.............................         266,076           250,819           577,595
                                                        ---------------   ---------------   ---------------
Production payment liability...........................             215               -                 215
Total stockholders' equity ............................         117,670           162,970           393,802
                                                        ----------------  ----------------  ---------------
      Total capitalization............................. $       383,961   $       413,789   $       971,612
                                                        ===============   ================  ================

-------------------
     (1) The reflected amount borrowed under the new credit facility assumes that the cash portion of the Prize merger consideration will be $50.1 million and that the amount of outstanding indebtedness at closing under the Old Magnum Hunter and Prize senior credit facilities (which will be repaid) will be $136.6 million and $250.8 million, respectively, which are the actual September 30, 2001 amounts. The actual cash portion of the merger consideration will be different if the value per share of Old Magnum Hunter common stock for purposes of the merger consideration is less than or greater than $8.00. If the actual value is $7.50 or less, the cash portion would increase to $65.8 million. As of January 31, 2002, the amount of outstanding indebtedness under the Old Magnum Hunter and Prize credit facilities was $152.5 million and $236.8 million, respectively.

     4. Estimated Fourth Quarter Results for Old Magnum Hunter. The consolidated financial statements for Old Magnum Hunter for the fourth quarter of 2001 have not been finalized, but set forth in this paragraph is certain preliminary, unaudited information that is based on company estimates. Old Magnum Hunter expects to report average daily production for the fourth quarter of 2001 of approximately 99,000 Mcfe/d compared to 72,560 Mcfe/d for the fourth quarter of 2000, an increase of 35%. Operating revenues for the fourth quarter of 2001 are expected to be approximately $29 million, which is a decrease from $43.1 million reported in the fourth quarter of 2000. EBITDA is expected to be approximately $14 million for the fourth quarter of 2001, which is a decrease from $26.7 million reported for the fourth quarter of 2000. The decreases in operating revenues and EBITDA for the fourth quarter of 2001, as compared to the fourth quarter of 2000, are consistent with the substantial decline in commodity prices experienced over the same period.

     5.  Old  Magnum  Hunter  is  currently   negotiating  a  proposed  sale  of
approximately $50 million of properties to GE Capital.

     6. We expect that production and general and administrative costs per Mcfe in 2002, pro forma for the combined company, will be approximately $.0.73 and $0.24, respectively.

     7. Estimated Fourth Quarter Results for Prize. Prize will not file consolidated financial statements for the fourth quarter of 2001, but set forth in this paragraph is certain preliminary, unaudited information based on company estimates. Prize expects to have average daily production for the fourth quarter of 2001 of approximately 136,644 Mcfe/d compared to 124,842 Mcfe/d for the fourth quarter of 2000, an increase of 9.5%. Operating revenues in the fourth quarter of 2001 are expected to be approximately $37.8 million, which is a decrease from $42.2 million in the fourth quarter of 2000. EBITDA is expected to be approximately $21.2 million for the fourth quarter of 2001, which is a decrease from $27.9 million reported in the fourth quarter of 2000. The decreases in operating revenues and EBITDA for the fourth quarter of 2001, as compared to the fourth quarter of 2000, are consistent with the substantial decline in commodity prices experienced over the same period.


                  Additional Information and Where to Find it

     In connection with the proposed merger, Magnum Hunter and Prize filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Magnum Hunter and Prize with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Magnum Hunter's filings may be obtained by directing a request to Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, Attn: Michael P. McInerney, telephone: (972) 401-0752. Free copies of Prize's filings may be obtained by directing a request to Prize Energy Corp., 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, Attn: Lon C. Kile, telephone: (817) 424-0406.

                        Participants in the Solicitation

     Magnum Hunter, Prize and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Magnum Hunter's stockholders and Prize's stockholders, respectively, under the rules of the Commission, including their interests in the merger, will be set forth in the joint proxy statement/prospectus to be filed by Magnum Hunter and Prize with the Commission.